Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated July 3, 2012

Registration No. 333-162822

Final Term Sheet

Vale S.A.

€750,000,000

3.750% Notes due 2023

Issuer:	Vale S.A.

Title of Securities:	3.750% Notes due 2023 (the “Securities”)

Principal Amount:	€750,000,000

Issue Price:	99.608% of the principal amount, plus accrued interest, if any, from July 10, 2012

Gross Proceeds:	€747,060,000

Interest Rate:	3.750% per annum from July 10, 2012 based upon a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed

Maturity:	January 10, 2023

Interest Payment Dates:	January 10 of each year, commencing on January 10, 2013 (short first coupon)

Ranking:	Senior Unsecured

Business Days:	TARGET; ACT/ACT

Yield to Maturity:	3.798%

Benchmark:	DBR 1.75% due July 2022

Benchmark Price:	101.92%

Benchmark Yield:	1.541%

Spread to Benchmark:	225.7 bps

Pricing Date:	July 3, 2012

Settlement Date:	July 10, 2012 (T+5)

Minimum Denominations:	€100,000 / €1,000

Make-Whole Call Spread:	DBR + 45 bps

Joint Bookrunners:	BNP Paribas Crédit Agricole Corporate and Investment Bank HSBC Bank plc Natixis

Co-Managers:	CIBC World Markets Corp.

Mitsubishi UFJ Securities International plc Mizuho International plc Scotiabank Europe plc SMBC Nikko Capital Markets Limited

Format:	SEC Registered

Ratings:	Baa2 / A- / BBB+ (Moody’s / Standard & Poor’s / Fitch)

ISIN:	XS0802953165

Common Code:	080295316

Listing:	Issuer has applied to list the Securities on the official list of the Luxembourg Stock Exchange and to have them admitted to trading on the Euro MTF market

Governing Law:	New York

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Securities to which this final term sheet relates have been registered by Vale S.A. by means of a registration statement on Form F-3 (Registration No. 333-162822).

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas, Attention: Syndicate Desk, toll-free: 1-800-854-5674, fax: 1-917-472-4745, Crédit Agricole Corporate and Investment Bank at 1-866-807-6030, HSBC Bank plc at 1-866-811-8049, fax: 1-212-525-0238 or Natixis at 1-866-245 0436 (each toll-free in the United States) or, if calling from outside the U.S., by contacting BNP Paribas, Attention: Syndicate Desk, toll-free: 1-800-854-5674, fax: 1-917-472-4745, Crédit Agricole Corporate and Investment Bank at +44 207 214 50 00, fax: +44 207 562 3526, HSBC Bank plc at 1-866-811-8049, fax: 1-212-525-0238 or Natixis at 1-866-245 0436 or +33158550837, fax: +33158559916, email:  marcheprimairecorpo@natixis.com.